UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	CSOP ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2801-2803, Two Exchange Square, 8 Connaught Place, Central

Hong Kong

Telephone Number (including area code): 852 3406-5628

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

Copy to:

Richard F. Morris, Esq.

Morgan, Lewis & Bockius, LLP

101 Park Avenue
New York, NY 10178

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No    ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Hong Kong, China on the 18th day of September, 2014.

CSOP ETF Trust

By: /s/ Ding Chen

           Name: Ding Chen

           Title: President

Attest: /s/ Lucia Chan

Name: Lucia Chan

Title: Vice President and Secretary